June 14, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Ms. Heather Percival

    Mr. Russell Mancuso

Re:	InspireMD, Inc. Amendment No.1 to Registration Statement on Form S-1 Filed May 19, 2016 File No. 333-210760

Ladies and Gentlemen:

On behalf of InspireMD, Inc. (the “Company” or “InspireMD”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 27, 2016 (“Comment Letter”), to Alan Milinazzo, Chief Executive Officer of the Company, relating to the above referenced Amendment No.1 to Registration Statement on Form S-1 (the “Registration Statement”). In connection with this response to Comment Letter, the Company is contemporaneously filing via EDGAR a subsequent amendment to the Registration Statement (“Amendment No.2”), responding to the Staff’s comments in Comment Letter and updating the Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in Amendment No.2. References herein to page numbers are to page numbers in Amendment No.2.

The following are the Company’s responses to Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in Comment Letter. For your convenience, each of the Staff’s comments contained in Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No.2 which is marked to show changes from the relevant portions of the Registration Statement.

Fee Table

1.	We note your revisions in response to prior comment 1. Please include a fee table that shows the maximum aggregate offering price for the preferred stock separate from the maximum aggregate offering price for the warrants. Also, please show us your calculations supporting your disclosure regarding the maximum aggregate offering price of the securities to be issued to the placement agent; cite all authority on which you rely.

Response:

The Company has made the requested revisions to the Fee Table. Pursuant to the unit purchase option, the placement agent may purchase up to 5% of the securities sold in this offering at an exercise price equal to 125% of the public offering price of the Preferred Stock. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, and assuming the offering price of $44 per share of Preferred Stock, which is based on the closing price of the registrant’s common stock on June 10, 2016, the calculations supporting the Company’s disclosure regarding the maximum aggregate offering price of the securities to be issued to the placement agent are set forth below:

			Explanation
(a)	Number of shares of Preferred Stock sold to public	306,820
(b)	Number of shares of Preferred Stock included in the Unit Purchase Option	15,341	5% of the securities sold to the public (a)
(c)	Exercise price for the Unit Purchase Option	$55	125% of the assumed public offering price of $44
(d)	Proposed Maximum Aggregate Offering Price of Preferred Stock included in the Unit Purchase Option	$843,755	(b) multiplied by (c), pursuant to Rule 457(i)
(e)	Proposed Maximum Aggregate Offering Price of common stock issuable as dividends upon conversion of the Preferred Stock included in the Unit Purchase Option	$506,253	75% of (b) multiplied by the assumed stated value per share of Preferred Stock of $44
(f)	Number of warrants accompanying Preferred Stock included in the Unit Purchase Option	15,341
(g)	Number of shares of common stock underlying warrants included in the Unit Purchase Option	1,534,100	(f) multiplied by 100
(h)	Warrant exercise price	$0.55	assumed warrant exercise price per share of common stock based on an assumed public offering price of $44
(i)	Proposed Maximum Aggregate Offering Price of the common stock underlying the warrants included in the Unit Purchase Option	$843,755	(g) multiplied by (h), pursuant to Rule 457(g) and Compliance and Disclosure Interpretations, Securities Act Rule 240.06

U.S. Securities and Exchange Commission

June 14, 2016

Prospectus Cover

2.	Please disclose the date that the offering will end. If you have not made any arrangements to place the funds in an escrow, trust, or similar account, state this fact and describe the effect on investors. See Regulation S-K Item 501(b)(8)(iii).

Response:

The Company has made the requested revisions to Amendment No.2. The Company has not made any arrangements to place the funds in an escrow, trust, or similar account, and the Company has revised the Prospectus Cover to state this fact and describe the effect on investors. Additional disclosures addressing this point have been added on page 19 of Amendment No. 2.

Plan of Distribution, page 91

3.	We note your revised disclosure and response to prior comment 3. Please reconcile your disclosure that the “placement agent will not purchase or sell any securities offered by [you] under this prospectus for its own account” with your disclosure that the placement agent “may participate in this offering on the same terms and conditions as the investors participating in this offering.” Include in your response to us a description of the activity contemplated by the placement agent that the statements quoted in this comment are intended to address.

Response:

The Company has revised the foregoing disclosures to address the comment above. The revised disclosures appear on pages 89 and 90 of Amendment No. 2. Affiliates and associated persons of the placement agent may participate in this offering as investors and may invest in this offering on the same terms and conditions as the public investors participating in this offering.

4.	Please tell us the authority on which you rely to limit the disclosure added in response to the last sentence of prior comment 3 to relationships during the past 180 days.

Response:

The Company has referenced the authority for the disclosures in the question on page 90 of Amendment No. 2.

U.S. Securities and Exchange Commission

June 14, 2016

Exhibits

5.	Please file the exhibits that you identify as “to be filed by amendment.” Also tell us which exhibit represents the warrant offered in this transaction.

Response: The Company has filed the exhibits previously identified as “to be filed by amendment” with Amendment No.2. Exhibit 4.4 to Amendment No.2 is the form of warrant agent agreement and form of warrant certificate representing warrants offered in this transaction.

* * * * *

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner, Esq.